Western Asset Intermediate Muni Fund Inc.
Announces Shareholder Approval of Proposal to Amend Investment Policy and Election of Directors

NEW YORK, April 28, 2008 / Business Wire/  Western Asset
Intermediate Muni Fund Inc. (the "Fund"), which is listed on the American Stock Exchange under the symbol "SBI," announced today the results of the votes cast at the Fund's annual meeting of shareholders held earlier today.

Shareholders of the Fund's common and preferred stock, voting together as a single class, voted to elect Daniel P.
Cronin and Leslie H. Gelb as Class III Directors of Western
Asset Intermediate Muni Fund Inc. to hold office until the annual meeting of stockholders in the year 2011 or thereafter when their respective successors are duly elected and qualified.

Shareholders of the Fund's preferred stock, voting separately, voted to elect William H. Hutchinson as a Class
III Director of the Fund to hold office until the annual meeting of stockholders in the year 2011 or thereafter when a respective successor is duly elected and qualified.
Shareholders also voted to approve the proposal to amend one of the Fund's fundamental investment policies to eliminate the requirement to invest in municipal obligations with remaining effective maturities of less than 15 years. The policy currently requires that the Fund, under normal market conditions, invest at least 80% of its total assets in investment grade municipal obligations with remaining effective maturities of less than 15 years.
Effective April 29, 2008, following shareholder approval, the Fund's amended fundamental investment policy permits it to invest, under normal market conditions, at least 80% of its total assets in municipal obligations. The Fund continues to retain the non-fundamental investment policy requiring it to maintain a dollar-weighted average effective maturity of between 3 and 10 years. The intent of this policy is to provide the investment manager with greater flexibility to invest in municipal securities of all maturities while also maintaining the "intermediate" character of the Fund.

Western Asset Intermediate Muni Fund Inc., a diversified closed-end investment management company, is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc. and is sub-advised by Western Asset Management Company, an affiliate of the investment manager.

Contact the Fund at 888-777-0102 for more information or consult the Fund's web site at www.leggmason.com/cef.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
212-857-8087